PARSONS/BURNETT/BJORDAHL/HUME LLP

ATTORNEYS

Robert J. Burnett

rburnett@pblaw.biz

September 8, 2015

VIA EDGAR CORRESPONDENCE

Ms. Susan Block

Attorney-Advisor

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

DD’s Deluxe Rod Holder, Inc.

Amendment No. 1 to the Registration Statement

on Form S-1

Filed May 29, 2015

File No. 333-204518

Dear Ms. Block:

This letter is in response to your comment letter dated June 25, 2015, with regard to the Form S-1 filing of DD’s Deluxe Rod Holder, Inc., a Nevada corporation (“Deluxe” or the "Company") filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2015.  Responses to each comment have been keyed to your comment letter.

General

1.

We have included disclosures in the Prospectus related to the Company’s status as an “emerging growth company.”

2.

Neither the Company, or anyone on the Company’s behalf, has provided any potential investors with any written communications, as defined in Rule 405 of the Securities Act, in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”).

3.

The Company does not believe it is a “shell company” as that term is defined in Rule 405 of the Securities Act due to the fact that the Company

505 W. Riverside Ave, Suite 500, Spokane WA  99201  •  T (509) 252-5066  •  F (509) 252-5067  •  www.pblaw.biz

A Limited Liability Partnership with offices in Spokane and Bellevue

Ms. Susan Block

Securities and Exchange Commission

September 8, 2015

has more than nominal assets including but not necessarily limited to: a) a business plan; b) designs and plans for its proposed product; c) prototypes of its proposed product; and d) a provisional patent for its proposed product.

Prospectus Summary

4.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by adding discussions of the Company’s efforts to develop its product, the anticipated funding needed to bring the product to market, and the anticipated timeline for bringing the product.

5.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by supplementing the description of the product and summarizing the Company’s plans to have a third party manufacture the product after the Company obtains a non-provisional patent covering the product.

General Information About the Company

6.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by explaining the differences between a provisional and a non-provisional patent and why the Company believes it needs to obtain a non-provisional patent for the product.

Risk Factors

7.

The Company has revised the Prospectus pursuant to the Commission’s comment.

8.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by revising the Risk Factors to describe the manufacturers and sellers of competing products and that bases upon which the Company intends to compete with those other manufacturers and sellers.

Ms. Susan Block

Securities and Exchange Commission

September 8, 2015

Use of Proceeds

9.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by revising its Use of Proceeds, and adding disclosures explaining how and when the Company expects to have its product manufactured and quantifying the estimated cost of said manufacturing and the expected source of funds for said manufacturing.

10.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by adding disclosures describing in more detail the composition of the categories listed; specifically “Design and Patenting” and “Marketing Expenses.”

11.

The Company has revised the Prospectus, pursuant to the Commission’s comment, by separately disclosing the anticipated cost of the non-provisional patent application.

Description of Our Business

12.

The Company has revised the Prospectus, pursuant to the Commission’s comment, by deleting the disclosure that the Company believes the product will be “unique and new.”  However, the Company has, within the Prospectus, in supplementing its description of the product and discussions of competitors, added additional disclosures relative to the product and its functionality that distinguish the Company’s product with other known similar products.

13.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by more specifically describing the Company’s business plans, including the material steps needed to implement its business plan, the anticipated timeframes to reach each milestone and the estimated financing needed to reach each milestone.

Ms. Susan Block

Securities and Exchange Commission

September 8, 2015

Competition

14.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by expanding its disclosures discussing competitors, how the Company plans to compete and highlighting the differences between the Company’s product and known products currently on the market.

Management’s Discussion and Analysis

Capital and Liquidity

15.

The Company has revised the Prospectus, pursuant to the Commission’s comment, to add disclosures of the Company’s basis for its belief it can continue to operate in accordance with its business plan for the next 24 months without raising additional capital.

Plan of Operation

16.

The Company has revised the Prospectus, pursuant to the Commission’s comment, to disclose the number of hours each week the Company believes its sole officer and director will be able to devote to the development of the Company’s business.

17.

The Company has revised the Prospectus, pursuant to the Commission’s comments, to provide bases for the Company’s estimates regarding its cash needs during the next 12 months and its need (or lack thereof) to raise additional capital.

18.

The Company has revised the Prospectus, pursuant to the Commission’s comments, to better explain the discussions regarding the Company’s President’s efforts to design the Company’s website and the anticipated costs related to the Company’s website development and operation.

Ms. Susan Block

Securities and Exchange Commission

September 8, 2015

Please contact this office with any further comments or questions.  We are filing the redlined version of the amendment to the S-1 and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist the Company in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ Robert J. Burnett

Robert J. Burnett

RJB:aqs